Exhibit 99.1
COPA HOLDINGS, S.A.
Complejo Business Park, Torre Norte
Urbanización Costa del Este, Parque Lefevre
P.O. Box 0816-06819
Panama City, Republic of Panama
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NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS
To be held May 7, 2025
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NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 7th, 2025, at 4:00 p.m. EDT (3:00 p.m. Local Time). At the Annual Meeting, the following matters will be considered and voted upon:

1. By the Class A Shareholders of the Company, to approve the nomination and further ratify the election of Messrs. Jose Castañeda, John Connor (also known as Josh Connor), and Carlos Mario Giraldo as per the recommendation of the Nominating Committee, as nominees for election as independent directors of the Company to hold office for a period of two years to expire on the annual meeting to be held in 2027.

2. By the Class B Shareholders of the Company, the election, as per the recommendation of the Nominating Committee, of the following directors including the independent directors named above: Messrs. Stanley Motta, Jose Castañeda, John Connor and Carlos Mario Giraldo for a period of two years to expire on the annual meeting to be held in 2027.

The holders of record of the Company’s Class A common stock at the close of business on February 28, 2025, are entitled to notice of the Annual Meeting for purposes of approval of paragraph 1 above. In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s Board of Directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting. The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to such meeting. The holders of record of the Company’s Class B common stock at the close of business on February 28, 2025, are entitled to notice of, and to vote at, the Annual Meeting.

In addition, the Executive President will present a report on the performance of the Company during 2024 and its perspectives for 2025.

Makelin Arias - Secretary

PROXY REVOCATION FORM

The undersigned, beneficial owner of __________ Class A shares of COPA HOLDINGS, S.A. (the “Company”), a Panamanian corporation duly registered at the New York Stock Exchange, hereby revokes, solely for purposes of the General Meeting of Shareholders to be held on May 7 of 2025, the general proxy granted to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent the Class A shareholders and vote their shares on their behalf at any shareholders’ meeting, in accordance with the Company’s Articles of Incorporation.

This proxy revocation needs to be received by the Chairman of the Company at the address listed below at least ten (10) days prior to such meeting.

Stanley Motta
Chairman
COPA HOLDINGS, S.A.
Complejo Business Park, Torre Norte
Urbanización Costa del Este, Parque Lefevre
P.O. Box 0816-06819
Panama City, Republic of Panama

A digital copy should be sent to Daniel Tapia
Director of Investor Relations
COPA HOLDINGS, S.A.
dtapia@copaair.com
Phone: (+507) 304-2774
Fax: (+507) 304-2447

Date: __________________

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Name:
Passport / Identity Card No.